FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

Cardiol Therapeutics Inc. ("Cardiol" or the "Company")
2265 Upper Middle Road East, Suite 602

Oakville, Ontario, L6H 0G5, Canada

Item 2 - Date of Material Change

January 16, 2026

Item 3 - News Release

Attached as Schedule "A" is a copy of the news release relating to the material change (the "News Release"), which was disseminated on January 16, 2026, through Newsfile and filed on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca ("SEDAR+").

Item 4 - Summary of Material Change

On January 16, 2026, Cardiol, a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, announced that it had entered into an agreement with Canaccord Genuity Corp. (the "Underwriter") as the sole underwriter and sole bookrunner pursuant to which the Underwriter agreed to purchase for resale 10,384,616 units of the Company (the "Units") at a price of $1.30 per Unit (the "Offering Price") on a "bought deal" private placement offering (the "Offering") for gross proceeds of $13.5 million. The Company also granted the Underwriter the option to purchase up to an additional 10% of the number of Units sold in the Offering, being up to 1,038,462 Units, at the Offering Price to raise additional gross proceeds of up to $1,350,000, exercisable in whole or in part at any time up to 48 hours prior to the closing of the Offering to cover over-allotments, if any.

Item 5 - Full Description of Material Change

Item 5.1 - Full Description of Material Change

For a full description of the material change, please see the News Release attached hereto as Schedule "A" which forms an integral part of this material change report.

Item 5.2 - Disclosure of Restructuring Transactions

Not applicable.

Item 6 - Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 - Omitted Information

Not Applicable.

Item 8 - Executive Officer

Chris Waddick

Chief Financial Officer

(289) 910-0850

Item 9 - Date of Report

January 26, 2026

SCHEDULE "A"

See attached news release.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cardiol Therapeutics Announces Bought Deal Financing for Gross Proceeds of
$13.5 Million

Toronto, ON - January 16, 2026 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, today announced that it has entered into an agreement with Canaccord Genuity Corp. (the "Underwriter") as the sole underwriter and sole bookrunner pursuant to which the Underwriter has  agreed to purchase for resale 10,384,616 units of the Company (the "Units") at a price of $1.30 per Unit (the "Offering Price") on a "bought deal" basis in a private placement offering ("Offering") for gross proceeds of $13.5 million. The Company has also granted the Underwriter the option to purchase up to an additional 10% of the number of Units sold in the Offering, being up to 1,038,462 Units, at the Offering Price to raise additional gross proceeds of up to $1,350,000, exercisable in whole or in part at any time up to 48 hours prior to the closing of the Offering to cover over-allotments, if any.

Each Unit will consist of one Class A common share of the Company ("Common Share") and one-half of one Common Share purchase warrant ("Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share ("Warrant Share") at an exercise price of $1.75 per Warrant Share at any time for a period of 24 months from the date of issuance.

The Company intends to use the net proceeds of the financing to advance its research and clinical development programs and for general and administrative expenses, working capital and other expenses.  The intended use of the net proceeds of the Offering is further detailed in the Offering Document (as defined below).

The Offering is scheduled to close on or about January 23, 2026, or such other date as the Company and the Underwriter may agree upon, and is subject to the receipt of all necessary approvals; including, the approval of the TSX and the negotiation of an underwriting agreement between the Company and the Underwriter. Notwithstanding the foregoing, the closing of any Units issued pursuant to the Listed Issuer Financing Exemption (as defined below) must occur no later than the 45th day following the date hereof. Upon closing of the Offering, the Company shall pay to the Underwriter a cash commission equal to 6% of the aggregate gross proceeds of the Offering.

The Offering will take place by way of a private placement pursuant to National Instrument 45-106 - Prospectus Exemptions ("NI 45-106") under Part 5A, as amended by CSA Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption ("Listed Issuer Financing Exemption" or "LIFE") or such other exemptions under NI 45-106, to qualified investors in each of the provinces and territories of Canada (other than Quebec). The Underwriter will also be entitled to offer the Units for sale in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended, and in certain other jurisdictions outside of Canada and the United States, provided it is understood that no prospectus filing or comparable obligation, ongoing reporting requirement or requisite regulatory or governmental approval arises in such other jurisdictions. The Units issued under the Listed Issuer Financing Exemption will not be subject to resale restrictions in Canada pursuant to applicable Canadian securities laws.

There is an offering document with respect to the portion of the Offering being conducted pursuant to the Listed Issuer Financing Exemption (the "Offering Document") that can be accessed under the Company's profile at www.sedarplus.ca or on the Company's website at: www.cardiolrx.com. Prospective investors of Units issued under the Listed Issuer Financing Exemption should read the Offering Document before making an investment decision.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN THE UNITED STATES, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL. THE SECURITIES BEING OFFERED HAVE NOT BEEN, NOR WILL THEY BE, REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE "UNITED STATES" OR TO "U.S. PERSONS" (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE 1933 ACT) ABSENT REGISTRATION UNDER THE 1933 ACT, AND APPLICABLE STATE SECURITIES LAWS, OR COMPLIANCE WITH THE REQUIREMENTS OF EXEMPTIONS THEREFROM.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the Company's expectations with respect to the use of proceeds and the use of the available funds following completion of the Offering, the completion of the Offering, and the expected closing date, the exercise by the Underwriter of the Underwriter's Option, the timely receipt of all necessary approvals, including approval of the TSX, the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™, the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of the first-in-human clinical evaluation. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2025, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com